UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Appendix 2A - Application for quotation of securities
Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED

Announcement Type
New announcement

Date of this announcement
Tuesday April 28, 2026

The +securities to be quoted are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B
Total number of +securities to be quoted
ASX +security code	Security description	Number of +securities to be quoted	Issue date

ELV	ORDINARY FULLY PAID	255,830	24/04/2026

Refer to next page for full details of the announcement

Appendix 2A - Application for quotation of securities	1/ 6

Appendix 2A - Application for quotation of securities
Part 1 - Entity and announcement details

1.1 Name of entity
ELEVRA LITHIUM LIMITED
We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ABN	26091951978

1.3 ASX issuer code
ELV

1.4 The announcement is
New announcement
1.5 Date of this announcement
28/4/2026

Appendix 2A - Application for quotation of securities	2/ 6

Appendix 2A - Application for quotation of securities
Part 2 - Type of Issue

2.1 The +securities to be quoted are:
+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:
Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request
29-Aug-2025 15:14	New - Proposed issue of securities -SYA	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?
Yes
2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

Legacy Piedmont Options granted and outstanding under the Piedmont Stock Incentive Plan may still be exercised. If exercised, these will be settled with Elevra ordinary, fully paid shares under the terms of the Merger Agreement - refer to Notice of Meeting announcement released on 20 June 2025 for further details.

Appendix 2A - Application for quotation of securities	3/ 6

Appendix 2A - Application for quotation of securities
Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description
ELV : ORDINARY FULLY PAID

Issue date
24/4/2026

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000%

1,001 - 5,000%

5,001 - 10,000%

10,001 - 100,000%

100,001 and over	1	100.00%

Appendix 2A - Application for quotation of securities	4/ 6

Appendix 2A - Application for quotation of securities
Issue details

Number of +securities to be quoted
255,830
Are the +securities being issued for a cash consideration?
Yes
In what currency is the cash consideration being paid?	What is the issue price per +security?

USD - US Dollar	USD 6.00000000

Any other information the entity wishes to provide about the +securities to be quoted
This Appendix 2A relates to Elevra Shares issued in settlement of vested and exercised Piedmont Equity Awards in connection with the Merger.

Appendix 2A - Application for quotation of securities	5/ 6

Appendix 2A - Application for quotation of securities
Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:
The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	169,632,601

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELVAM : PERFORMANCE RIGHTS	2,708,166

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

Appendix 2A - Application for quotation of securities	6/ 6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: April 30, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel